Mail Stop 4561

May 7, 2008

U.S. Mail and facsimile to (212) 793-0408.

Gary Crittenden
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re:** **Citigroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the period Ended March 31, 2008**
> **File No. 001-09924**

Dear Mr. Crittenden:

We have reviewed your response filed with the Commission on March 4, 2008 and have the following additional comments. We have also reviewed your Form 10-K for the fiscal year ended December 31, 2007. Where indicated, we think you should revise your document in response to these comments in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2006 Form 10-K

Financial Statements

Note 23. Derivative Activities, page 148

1.   Please refer to your response to prior comment 4 in your letter dated March 4, 2008 and address the following:

- In support of your assertion made in the last sentence of your response to comment 4, please expand the testing you performed on the second quarter of 2007 to include additional periods between January 1, 2005 and December 31, 2007.

- Please tell us if you have plans to change the method of effectiveness testing used in these hedging strategies. If so, please tell us the method you will use, the timeline involved in switching to any new method, and confirmation that you will dedesignate and redesignate any existing hedge relationships when you change your method of assessing effectiveness. Also, please tell us the notional value of hedging instruments you plan to continue to test under the current method.

2.   Please refer to your response to prior comment 5 in your letter dated March 4, 2008. Please provide us an expanded discussion of your test methodology along with a representative example of how you apply it. Clarify in the narrative and in the example what you mean by the third sentence of your response to comment 5. Additionally, to the extent the results of your testing methodology indicate that it is not probable that the reset dates will realign in either one, three or six months, please tell us how you concluded this assumption is reasonable, or provide us with an analysis that the impact of this assumption is not material.

2007 Form 10-K

U.S. Consumer Mortgage Lending, page 50

3.   We note you present your lending exposure on first and second mortgage loans here based on FICO scores and LTVs solely as of the origination date. With the deterioration experienced in the mortgage market, please revise your future filings to more clearly disclose the extent to which you measure your risk based on more current market information, such as updated appraisals and credit scores. If you obtain and utilize such updated information, please revise your future filings to provide additional disclosures to reflect that data and any trends represented. If you do not obtain such updated data, please disclose that fact as well as any other steps you take to mitigate the lack of updated data.

4.   In future filings, please consider providing maturity and interest rate sensitivity information similar to that required by Item 3.B of Industry Guide 3 for your first and second residential mortgage loans which would separately quantify your exposure to variability in these portfolios.

Citigroup Derivatives, page 57

5.   Please refer to prior comment 11. We note the table added on page 57 of your Form 10-K for the year ended December 31, 2007 in response to our comment

which shows mark-to-market receivables/payables and the adjustment that you make for "netting adjustments, cash collateral and market value adjustments" to arrive at net receivables/payables. In future filings, please separately present or disclose the value of the market value adjustments (separately for credit value adjustments and debit valuation adjustments) and provide clarification on what these adjustments represent.

Municipal Securities Tender Option Bond (TOB) Trusts, page 92

6. Please tell us how you determined you are not required to consolidate the proprietary TOB trusts when the residuals are held by a hedge fund that is consolidated and managed by the company. In this regard, please address the following:

    - In your response, please expand on your reliance on the AICPA Investment Company Audit Guide in making your determination, and discuss how you determined it applies to your facts and circumstances.

    - Tell us the number of proprietary TOB trusts that you do not consolidate because the residuals are held by a hedge fund consolidated by you, versus the number of those proprietary TOB trusts that are consolidated by you.

    - Tell us whether the hedge funds consolidated by you acquired their interests in the proprietary TOB trusts before or after you began consolidating the hedge fund.

    - Given that it appears that Citigroup and the hedge fund would be considered related parties for purposes of FIN 46R, please provide us with your analysis of the criteria in paragraph 17 of FIN 46R as to how you concluded that Citigroup was not the party that was most closely associated with the proprietary TOB trust.

Reports of Independent Accountants, pages 102 and 103

7. Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T.

Financial Statements

Note 4.   Business Segments, page 128

8. We note your disclosure here and elsewhere of the loss from continuing operations in the Markets and Banking segment. We further note the continuing

loss this segment experienced in the first quarter of 2008 as disclosed in your Form 10-Q filed May 2, 2008. Please address the following:

- Please tell us how you considered these losses in performing your impairment analysis of goodwill and other intangible assets.

- Tell us the methodology used to determine the fair value of the reporting units.

- Tell us the date of your annual impairment test.

- Tell us whether you have tested the goodwill and other intangibles for impairment outside of the annual testing date due to events indicated in paragraph 28 of SFAS 142.

<u>Note 16 Investments, page 144</u>

9.   Please address the following regarding your Investment portfolio:

- We note the disclosure that you consider your ability and intent to hold an investment for a period of time sufficient to allow for any anticipated recovery in determining whether or not an investment is other than temporarily impaired. Please tell us if, and revise to disclose, if true, that your intent and ability is a primary factor considered in determining other than temporary impairment of these investments and that, as of the balance sheet dates presented in your Form 10-K and subsequent 10-Q, for each of your securities in an unrealized loss position, you have the positive intent and ability to hold them until the earlier of their anticipated recovery or maturity.

- Please revise your future filings to more clearly disclose how you evaluate whether the impairment on your Mortgage-backed securities is other-than-temporary, and disclose the reasons for the significant increase in unrealized losses on these securities during the quarter ended March 31, 2008. Please tell us and disclose in future filings the extent to which your Mortgage-backed securities with unrealized losses are within the scope of EITF 99-20. Tell us and disclose in your future filings how you determined these securities were not other than temporarily impaired and how you determined you expect to collect all amounts due.

- In light of the severity of your unrealized losses for 12 months or longer on your U.S. corporate securities available-for-sale, please revise your footnote to more clearly disclose how you determined that these securities were not other than temporarily impaired under the appropriate literature.

- Specifically address in your disclosure how you determined whether it is probable that you will be able to collect all amounts due on the corporate debt securities and more specifically disclose the reasons for the unrealized losses on these securities.

Form 10-Q for the Period Ended March 31, 2008

Alternative Investments, page 18

10. We note your disclosure that you established a reserve in the amount of $250 million on a pre-tax basis related to the facilitation of the liquidation of investments in a Citi-managed fund for GWM clients. Please respond to the following:

- Provide us with more background on the nature and reason for the $250 million reserve for the facilitation and liquidation of investments in the fund.

- Please confirm to us that you are consolidating any of the funds where you are facilitating the liquidation of investments.

- Tell us whether you have other funds in similar circumstances where you may elect to provide some type of support to assist in the liquidation of the investments of the funds. If so, tell us how you determined whether you have an implicit variable interest in those funds under FSP FIN 46R-5 and your basis for this determination.

Highly Leveraged Financing Commitments, page 56

11. You state that you determine the fair value of your highly leveraged financings based on quoted prices for similar assets adjusted for specific assets of the loan being valued. You also disclose that you recorded a $3.1 billion writedown on these commitments as a result of the reduction in liquidity in the market for such instruments. Please address the following:

- Please tell us and revise your future filings to disclose the assumptions regarding liquidity used in valuing these instruments.

- You disclose on page 57 that you subsequently sold $8.5 billion of these highly leveraged loans and commitments. Please tell us the dates of the sales and the amount of any difference in value estimated at March 31, 2008 and the ultimate sale price.

- To the extent the sale occurred near the balance sheet date and the amount realized significantly differed from the amount estimated as of March 31,

2008, please tell us whether you revised your methodologies and assumptions used to estimate the fair value of the remaining loans and commitments.

Interim Financial Statements

Note16. Fair Value, page 95

12.   You state on page 97 that the fair value of your auction rate securities is currently estimated using internal valuation techniques that incorporate specific characteristics of the assets underlying the ARS and take into account the current illiquidity in the market. In light of the $1.5 billion impairment charge taken on these securities during the first quarter, please revise to expand your disclosures in future filings to discuss the nature and categories of assets underlying the securities and to quantify the illiquidity discount assumptions used in your valuation.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief